1500 Robert-Bourassa Blvd.,
April 09, 2021	7th Floor
Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SIERRA METALS INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 06, 2021
Record Date for Voting (if applicable) :	May 06, 2021
Beneficial Ownership Determination Date :	May 06, 2021
Meeting Date :	June 10, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	82639W106	CA82639W1068

Sincerely,

Computershare
Agent for SIERRA METALS INC.